UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                        (Amendment No. 3)

                  Charter Communications, Inc.
                  ----------------------------
                        (Name of Issuer)

                      Class A Common Stock
                      --------------------
                 (Title of Class of Securities)

                            16117M107
                            ---------
                         (CUSIP Number)

                         August 3, 2007
                         --------------
     (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [X] Rule 13d-1(b)
          [X] Rule 13d-1(c)
          [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 16117M107                 SCHEDULE 13G               Page 2 of 11

 1   Name of Reporting Person                    STEELHEAD PARTNERS, LLC

     IRS Identification No. of Above Person                   91-1740598

 2   Check the Appropriate Box if a member of a Group          (a)   [ ]

                                                               (b)   [ ]
 3   SEC USE ONLY

 4   Citizenship or Place of Organization                       DELAWARE

   NUMBER OF       5    Sole Voting Power                     36,617,638
    SHARES
 BENEFICIALLY      6    Shared Voting Power                            0
 OWNED BY EACH
   REPORTING       7    Sole Dispositive Power                36,617,638
  PERSON WITH
                   8    Shared Dispositive Power                       0

 9    Aggregate Amount Beneficially Owned by Each             36,617,638
      Reporting Person

 10   Check Box if the Aggregate Amount in Row (9) Excludes          [ ]
      Certain Shares

 11   Percent of Class Represented by Amount in Row 9               9.1%

 12   Type of Reporting Person                                        IA

CUSIP 16117M107                 SCHEDULE 13G               Page 3 of 11

 1   Name of Reporting Person                   J-K NAVIGATOR FUND, L.P.

     IRS Identification No. of Above Person                   91-1752823

 2   Check the Appropriate Box if a member of a Group          (a)   [ ]

                                                               (b)   [ ]
 3   SEC USE ONLY

 4   Citizenship or Place of Organization                       DELAWARE

   NUMBER OF       5    Sole Voting Power                     21,697,279
    SHARES
 BENEFICIALLY      6    Shared Voting Power                            0
 OWNED BY EACH
   REPORTING       7    Sole Dispositive Power                21,697,279
  PERSON WITH
                   8    Shared Dispositive Power                       0

 9    Aggregate Amount Beneficially Owned by Each             21,697,279
      Reporting Person

 10   Check Box if the Aggregate Amount in Row (9) Excludes          [ ]
      Certain Shares

 11   Percent of Class Represented by Amount in Row 9               5.4%

 12   Type of Reporting Person                                        PN

CUSIP 16117M107                 SCHEDULE 13G               Page 4 of 11

 1   Name of Reporting Person                     JAMES MICHAEL JOHNSTON

     IRS Identification No. of Above Person

 2   Check the Appropriate Box if a member of a Group          (a)   [ ]

                                                               (b)   [ ]
 3   SEC USE ONLY

 4   Citizenship or Place of Organization                  UNITED STATES

   NUMBER OF       5    Sole Voting Power                              0
    SHARES
 BENEFICIALLY      6    Shared Voting Power                   36,617,638
 OWNED BY EACH
   REPORTING       7    Sole Dispositive Power                         0
  PERSON WITH
                   8    Shared Dispositive Power              36,617,638

 9    Aggregate Amount Beneficially Owned by Each             36,617,638
      Reporting Person

 10   Check Box if the Aggregate Amount in Row (9) Excludes          [ ]
      Certain Shares

 11   Percent of Class Represented by Amount in Row 9               9.1%

 12   Type of Reporting Person                                     IN/HC

CUSIP 16117M107                 SCHEDULE 13G               Page 5 of 11

 1   Name of Reporting Person                           BRIAN KATZ KLEIN

     IRS Identification No. of Above Person

 2   Check the Appropriate Box if a member of a Group          (a)   [ ]

                                                               (b)   [ ]
 3   SEC USE ONLY

 4   Citizenship or Place of Organization                  UNITED STATES

   NUMBER OF       5    Sole Voting Power                              0
    SHARES
 BENEFICIALLY      6    Shared Voting Power                   36,617,638
 OWNED BY EACH
   REPORTING       7    Sole Dispositive Power                         0
  PERSON WITH
                   8    Shared Dispositive Power              36,617,638

 9    Aggregate Amount Beneficially Owned by Each             36,617,638
      Reporting Person

 10   Check Box if the Aggregate Amount in Row (9) Excludes          [ ]
      Certain Shares

 11   Percent of Class Represented by Amount in Row 9               9.1%

 12   Type of Reporting Person                                     IN/HC

CUSIP 16117M107                 SCHEDULE 13G               Page 6 of 11

Item 1(a).  Name of Issuer:

            Charter Communications, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            12405 Powerscourt Drive
            St. Louis, MO  63131

Item 2(a).  Names of Persons Filing:

            Steelhead Partners, LLC ("Steelhead")
            J-K Navigator Fund, L.P. ("Navigator")
            James Michael Johnston
            Brian Katz Klein

Item 2(b).  Address of Principal Business Office or, if none, Residence:

            The principal business address of each reporting person is 1301 First Avenue, Suite 201, Seattle, WA 98101.

Item 2(c).  Citizenship:

            Reference is made to Item 4 of pages 2, 3, 4 and 5 of this
Schedule 13G (this "Schedule"), which Items are incorporated by reference herein.

Item 2(d).  Title of Class of Securities:

            Class A Common Stock

Item 2(e).  CUSIP Number:

            16117M107

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

           (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

           (b) [ ] Bank as defined in section 3(a)(6) of the Act
           (15 U.S.C. 78c).

           (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

           (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

           (e) [X] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

CUSIP 16117M107                 SCHEDULE 13G               Page 7 of 11

           (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

           (g) [X] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

           (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

           (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

           (j) [ ] Group, in accordance with Section 240.13d-
           1(b)(1)(ii)(J).

Item 4.  Ownership.

           Reference is hereby made to Items 5-9 and 11 of pages 2, 3, 4 and 5 of this Schedule, which Items are incorporated by reference herein.

           The securities to which this Schedule relates (the "Securities") are owned by certain investment limited partnerships, including Navigator, and other client accounts, for which Steelhead serves as general partner and/or investment manager. Steelhead, as Navigator's and those other investment limited partnerships' and other client accounts' general partner and/or investment manager, and
J. Michael Johnston and Brian K. Klein, as the member-managers and owners of Steelhead, may therefore be deemed to beneficially own Securities owned by Navigator and such other investment limited partnerships and client accounts for the purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Act") insofar as they may be deemed to have the power to direct the voting or disposition of those Securities.

           Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that Steelhead, Mr. Johnston or Mr. Klein is, for any other purpose, the beneficial owner of any of the Securities, and each of Steelhead, Mr. Johnston and Mr. Klein disclaims beneficial ownership as to the Securities, except to the extent of his or its pecuniary interests therein.

           Under the definition of "beneficial ownership" in Rule 13d-3 under the Act, it is also possible that the individual general partners, executive officers, and members of the foregoing entities might be deemed the "beneficial owners" of some or all of the Securities insofar as they may be deemed to share the power to direct the voting or disposition of the Securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the Securities, and such beneficial ownership is expressly disclaimed.

CUSIP 16117M107                 SCHEDULE 13G               Page 8 of 11

           The calculation of percentage of beneficial ownership in
item 11 of pages 2-5 was derived from the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 2007, in which the Issuer stated that the number of shares of Class A Common Stock outstanding as of June 30, 2007 was 400,398,208.

Item 5.  Ownership of Five Percent or Less of a Class.

           Not applicable.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

            Steelhead serves as general partner and/or investment manager to certain investment limited partnerships, including Navigator, and other client accounts that have the right to receive or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Securities. Other than as reported in this Schedule, no investment limited partnership's or other client accounts' holdings exceed five percent of the Issuer's Series A Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
         Holding Company.

           Not applicable.

Item 8.  Identification and Classification of Members of the Group.

           Not applicable.

Item 9.  Notice of Dissolution of Group.

           Not applicable.

Item 10.  Certifications.

           By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP 16117M107                 SCHEDULE 13G               Page 9 of 11

                            Signature

        After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 8, 2007           STEELHEAD PARTNERS, LLC


                                 By:/s/ James Michael Johnston
                                    --------------------------
                                    James Michael Johnston
                                    Its Member-Manager


                                 JAMES MICHAEL JOHNSTON


                                 /s/ James Michael Johnston
                                 --------------------------
                                 James Michael Johnston


                                 BRIAN KATZ KLEIN


                                 /s/ Brian Katz Klein
                                 --------------------
                                 Brian Katz Klein


          By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                            Signature

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 8, 2007           J-K NAVIGATOR FUND, L.P.
                                 By:  Steelhead Partners, LLC, its
                                 General Partner


                                 By:/s/ James Michael Johnston
                                    --------------------------
                                    James Michael Johnston
                                    Its Member Manager

CUSIP 16117M107                 SCHEDULE 13G               Page 10 of 11


                          EXHIBIT INDEX

        Exhibit A      Joint Filing Undertaking       Page 11

CUSIP 16117M107                 SCHEDULE 13G               Page 11 of 11

                            EXHIBIT A

                    JOINT FILING UNDERTAKING

        The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.


Dated:  August 8, 2007           STEELHEAD PARTNERS, LLC


                                 By:/s/ James Michael Johnston
                                    --------------------------
                                    James Michael Johnston
                                    Its Member-Manager



                                 J-K NAVIGATOR FUND, L.P.
                                 By:  Steelhead Partners, LLC, its
                                 General Partner


                                 By:/s/ James Michael Johnston
                                    --------------------------
                                    James Michael Johnston
                                    Its Member Manager



                                 JAMES MICHAEL JOHNSTON


                                 /s/ James Michael Johnston
                                 --------------------------
                                 James Michael Johnston



                                 BRIAN KATZ KLEIN


                                 /s/ Brian Katz Klein
                                 --------------------
                                 Brian Katz Klein